United States
Securities and Exchange Commission
Washington, D.C. 20549
Schedule 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Casper Sleep Inc.
(Name of Issuer)

Common Stock, par value $0.000001
(Title of Class of Securities)
1476216105
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[        ]    Rule 13d-1(b)
[     ]    Rule 13d-1(c)
[ X ]    Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 1476216105	Schedule 13G	Page 1 of 4

1	Names of Reporting Persons Philip Krim
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,511,098
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,511,098
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,511,098
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.1%
12	Type of Reporting Person IN

ITEM 1. (a)    Name of Issuer:
Casper Sleep Inc. (the “Issuer”).
i.Address of Issuer’s Principal Executive Offices:

Three World Trade Center, 175 Greenwich Street, Floor 39, New York, NY 10007.
ITEM 2.(a)    Name of Person Filing:
This statement is filed on behalf of Philip Krim (the “Reporting Person”).
i.Address or Principal Business Office:
The business address of the Reporting Person is c/o Casper Sleep Inc., Three World Trade Center, 175 Greenwich Street, Floor 39, New York, NY 10007.
ii.Citizenship:

The Reporting Person is a citizen of the United States.

iii.Title of Class of Securities:

Common stock, par value $0.000001 per share (“Common Stock”).
iv.CUSIP Number:

1476216105

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CUSIP No. 1476216105	Schedule 13G	Page 2 of 4

ITEM 3.
Not applicable.
ITEM 4.Ownership.

    The ownership information below represents beneficial ownership of shares of Common Stock as of the date hereof, based upon 40,531,547 shares of Common Stock outstanding as of November 13, 2020 based on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2020.
(a) Amount beneficially owned:
Consists of: (i) 1,596,798 shares of Common Stock held directly by the Reporting Person, 567,425 shares of Common Stock held directly by the Philip Krim 2015 GRAT, of which the Reporting Person is the trustee, and 346,8751 shares of Common Stock issuable upon the exercise of stock options held by the Reporting Person that are exercisable or will become exercisable within 60 days of December 31, 2020.
(b) Percent of class: 6.1%
(c) Number of shares as to which the person has:
a.Sole power to vote or to direct the vote: 2,511,098
b.Shared power to vote or direct the vote: 0
c.Sole power to dispose or to direct the disposition of: 2,511,098
d.Shared power to dispose or to direct the disposition of: 0
ITEM 5.Ownership of Five Percent or Less of a Class.
    Not applicable.
ITEM 6.Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
ITEM 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
ITEM 8.Identification and Classification of Members of the Group.

Not applicable.
1 NTD: Company to confirm.

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CUSIP No. 1476216105	Schedule 13G	Page 3 of 4

ITEM 9.Notice of Dissolution of Group.
Not applicable.
ITEM 10. Certification.
Not applicable.

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CUSIP No. 1476216105	Schedule 13G	Page 4 of 4

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 12, 2021

Philip Krim

/s/ Philip Krim

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